UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

Henry B. Tippie, c/o Dover Downs Gaming & Entertainment, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810 (302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260095 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (A) Estate of John W. Rollins, Sr. (“Estate”) (B) Henry B. Tippie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization (A) State of Delaware (B) United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power (A) 5,128,400 (B) 4,306,500

	8.	Shared Voting Power (A) 0 (B) 307,500

	9.	Sole Dispositive Power (A) 5,128,400 (B) 3,000,000

	10.	Shared Dispositive Power (A) 0 (B) 307,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (A) 5,128,400 (B) 4,614,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) (A) 25.3% (B) 23.5%

14.	Type of Reporting Person (See Instructions) (a) OO (b) IN

This filing is being made to update holdings and percentages previously disclosed.  Note that the issuer had a three-for-two stock split on June 15, 2006 to stockholders of record at the close of business on May 10, 2006.  Other than Items 4 and 5 below, there have been no changes to the other Items of this Schedule from prior filings.

Item 4.  Purpose of Transaction.

(A)   The Estate sold shares of Common Stock noted in Item 5(c) below.

(B)   None.

Item 5.  Interest in Securities of the Issuer.

(a)	(A)	Estate:

Amount beneficially owned: 5,128,400. The Estate beneficially owns 5,128,400 shares of Class A Common Stock or 25.3% of the Common Stock (which for purposes of this calculation is based on 15,205,017 shares of Common Stock outstanding to which have been added 5,128,400 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Estate into shares of Common Stock).

	(B)	Mr. Tippie:

Amount beneficially owned: 4,614,000. The Reporting Person beneficially owns 157,500 shares of Common Stock and 4,456,500 shares of Class A Common Stock or 23.5% of the Common Stock (which for purposes of this calculation is based on 15,205,017 shares of Common Stock outstanding to which have been added 4,456,500 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock). The above numbers include 1,306,500 shares of Class A Common Stock over which Mr. Tippie has voting control only (but not the power to dispose of the shares and no pecuniary interest in the shares), and 157,500 shares of Common Stock and 150,000 shares of Class A Common Stock held by Mr. Tippie’s wife.

(b)	Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)	(A)	Information with respect to brokerage transactions effected during the past sixty days is as follows:

				Common Stock	Sale Price
			Date	Shares Sold	Per Share
			10-30-06	2,700	$14.54
			10-31-06	1,500	$14.35
			11-01-06	1,900	$14.45
			11-03-06	13,800	$14.14
			11-07-06	38,600	$14.29
			11-09-06	16,500	$14.13
			11-13-06	50,000	$14.72
			11-14-06	26,600	$14.82
			11-15-06	23,400	$15.04
			11-15-06	21,600	$15.27

	(B)	None.

(d)	(A)	None.
	(B)	None.

(e)	(A)	Not applicable.
	(B)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 16, 2006	Estate of John W. Rollins, Sr.

/s/ Henry B. Tippie
By Henry B. Tippie, Executor

/s/ Henry B. Tippie
Henry B. Tippie, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)